SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

360 DigiTech, Inc.

(Name of Issuer)

Class A ordinary shares, $0.00001 par value per share

(Title of Class of Securities)

88557W 101**

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** CUSIP number 88557W 101 has been assigned to the American depositary shares (“ADSs”) of the issuer, which are quoted on The Nasdaq Global Select Market under the symbol “QFIN.” Each ADS represents two class A ordinary shares of the issuer. No CUSIP number has been assigned to the class A ordinary shares of the issuer.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88557W 101

1	Name of Reporting Person Eoraptor Technology Limited

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 9,790,016

	6	Shared Voting Power 0

	7	Sole Dispositive Power 9,790,016

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 9,790,016

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row 9 3.2% See item 4

12	Type of Reporting Person CO

CUSIP No. 88557W 101

1	Name of Reporting Person Zhuhai Qixin Zhanwang Information Technology Co., Ltd.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 9,790,016 [1]

	6	Shared Voting Power 0

	7	Sole Dispositive Power 9,790,016 [1]

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 9,790,016 [1]

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row 9 3.2%. See item 4.

12	Type of Reporting Person CO

1       Represents (i) 7,590,016 class A ordinary shares and (ii) 2,200,000 class A ordinary shares in the form of ADS directly held by Eoraptor Technology Limited, a company incorporated in the British Virgin Islands. Eoraptor Technology Limited is wholly owned by Zhuhai Qixin Zhanwang Information Technology Co., Ltd.

Item 1(a).	Name of Issuer: 360 DigiTech, Inc. (the “Issuer”)
Item 1(b).	Address of Issuer’s Principal Executive Offices: 7/F Lujiazui Finance Plaza, No. 1217 Dongfang Road, Pudong New Area, Shanghai 200122, People’s Republic of China

Item 2(a).	Name of Person Filing: (i) Eoraptor Technology Limited; and (ii) Zhuhai Qixin Zhanwang Information Technology Co., Ltd. (collectively, the “Reporting Persons”)
Item 2(b).

Address of Principal Business Office or, if none, Residence:
For Eoraptor Technology Limited
Start Chambers, Wickham's Cay II, P. O. Box 2221, Road Town, Tortola, British Virgin Islands

For Zhuhai Qixin Zhanwang Information Technology Co., Ltd.
Room 103-20, Building A, Dong’ao Cultural Center Building, Wanshan Town, Zhuhai

Item 2(c).	Citizenship: Eoraptor Technology Limited - British Virgin Islands Zhuhai Qixin Zhanwang Information Technology Co., Ltd. - People’s Republic of China
Item 2(d).

Title of Class of Securities:
Class A ordinary shares, $0.00001 par value per share, of the Issuer

The Issuer’s ordinary shares consist of class A ordinary shares and class B ordinary shares. Each holder of class A ordinary shares is entitled to one vote per share and each holder of class B ordinary shares is entitled to twenty votes per share on all matters submitted to them for vote. Class B ordinary shares are convertible at any time by the holder thereof into class A ordinary shares on a one-for-one basis. Class A ordinary shares are not convertible into class B ordinary shares under any circumstances.

Item 2(e).

CUSIP Number:
88557W 101

This CUSIP number applies to the American depositary shares of the Issuer. Each American depositary share represents two class A ordinary shares of the Issuer. No CUSIP number has been assigned to the class A ordinary shares of the Issuer.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the persons filing is a:
Not applicable

Item 4.	Ownership:

Reporting Person	Amount beneficially owned:	Percent of class:	Percent of aggregate voting power:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Eoraptor Technology Limited	9,790,016	3.2%	0.9%	9,790,016	0	9,790,016	0

Zhuhai Qixin Zhanwang Information Technology Co., Ltd.	9,790,016	3.2%	0.9%	9,790,016	0	9,790,016	0

As of December 31, 2021, (i) 7,590,016 class A ordinary shares and (ii) 2,200,000 class A ordinary shares in the form of ADS were directly held by Eoraptor Technology Limited, a company incorporated in the British Virgin Islands. Eoraptor Technology Limited is wholly owned by Zhuhai Qixin Zhanwang Information Technology Co., Ltd.

The percentage of class of securities beneficially owned by each Reporting Person is based on a total of 310,486,966 ordinary shares (being the sum of 270,666,380 class A ordinary shares and 39,820,586 class B ordinary shares, not including 4,946,052 class A ordinary shares issued to the depositary bank of the Issuer and reserved for future exercise or vesting of equity incentive awards) of the Issuer outstanding as of December 31, 2021. Each holder of class A ordinary shares is entitled to one vote per share and each holder of class B ordinary shares is entitled to twenty votes per share on all matters submitted to them for vote. Class B ordinary shares are convertible at any time by the holder thereof into class A ordinary shares on a one-for-one basis. Class A ordinary shares are not convertible into class B ordinary shares under any circumstances.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Controlling Person:

Not applicable

Item 8.	Identification and Classification of Members of the Group:

Not applicable

Item 9.	Notice of Dissolution of Group:

Not applicable

Item 10.	Certifications:

Not applicable

LIST OF EXHIBITS

Exhibit No.	Description
A*	Joint Filing Agreement by and between the Reporting Persons, dated February 13, 2019

* Previously filed

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2022

Eoraptor Technology Limited

	By:	/s/ Zheng Qingsheng
Name:	Zheng Qingsheng
Title:	Director

Zhuhai Qixin Zhanwang Information Technology Co., Ltd.

By:	/s/ Zheng Qingsheng
Name:	Zheng Qingsheng
Title:	Executive Director